Exhibit 99.1

ABN 82 010 975 612 PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624 www.progen-pharma.com

LEGAL UPDATE – SETTLEMENT REACHED

Brisbane, Australia 18 November 2009: Progen Pharmaceuticals Limited (ASX : PGL; Nasdaq : PGLA) has today announced that settlement had been reached with parties representing 19.32% of the voting power in Progen (Key Respondents) in relation to the legal proceedings in the Supreme Court of Queensland announced on 4 August 2009.

On 4 August 2009, Progen instituted proceedings in the Supreme Court of Queensland (“the Court”) against various shareholders alleged to have contravened section 606 of the Corporations Act 2001. Progen sought an order to restrain the Respondents from contravening section 606 of the Corporations Act 2001, and further or alternatively, an order vesting all of the Respondents’ shareholdings in Progen in the Australian Securities & Investments Commission.

Progen and the Key Respondents have executed deeds agreeing to bring an end to the proceedings as between them instituted on August 4, 2009 and releasing each other in respect of those proceedings. The settlement has been designed to restore stability to the Company to enable it to focus on the progression of its product pipeline and delivering value to all shareholders. Below is a summary of the material settlement terms.

Settlement Summary

1.             Undertakings to Progen and the Court

The Key Respondents undertake:

•                  not to act in any manner that contravenes section 606 of the Corporations Act (the Act);

•                  not to cause a general meeting of members of Progen to be convened under any of sections 249D, 249E, 249F or 249G of the Act for a period of 18 months and not to cause a resolution to be considered at a general meeting of members under sections 249N and 249O of the Act for a period of 18 months, concerning resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board;

•                  for a period of 18 months, cause their shares to be voted on resolutions electing, appointing or removing a director or otherwise affecting the tenure of directors or the composition of the Board, in accordance with the recommendations of a majority of directors of Progen.

2.             Board composition

It is intended that the Board be restructured to include Mr Stuart James (as Chairman), Dr John Chiplin, Dr Julie Cherrington, Dr. Tzong-Pai (Paul) Lin and two of Mr. Thomas Burt, Mr. Heng Hsin Tang or Mr. Joe Yeh-Chiao Lin, subject to election by shareholders at the 2009 AGM.

Dr. Gordon Schooley and one of Mr. Thomas Burt, Mr. Heng Hsin Tang or Mr. Joe Yeh-Chiao Lin will resign as directors, with the effective date being the date of Progen’s 2009 AGM.

The current directors have agreed, subject to their fiduciary duties, to recommend to shareholders the election of Dr. Paul Lin as a director at the 2009 AGM, as well as the re-election of Mr James, Dr Chiplin, Dr Cherrington and Mr. Joe Lin (unless he is the director who resigns as stated above).

The current directors have also agreed, subject to their fiduciary duties, to recommend to shareholders the re-election of Mr James, Dr Chiplin, Dr Cherrington, Dr. Paul Lin and two of Mr. Burt, Mr. Tang or Mr. Joe Lin (whichever has not resigned as stated above) as directors at the 2010 AGM, to the extent they are required to stand for election or re-election at that meeting.

3.                                      Share stability

Each of the Key Respondents agrees for a period of 18 months not to increase its shareholding in Progen unless it is an acquisition from another Key Respondent, such that the aggregate relevant interest of the Key Respondents in Progen shares will not exceed 19.32% .

4.             Medigen dispute

Under the terms of the agreement terminating the strategic alliance with Medigen Biotechnology Corporation (announced on 16 January 2007), Progen was required to pay $2 million to Medigen on a defined PI-88 commercialisation milestone.

Following the license of muparfostat (PI-88) to Global TransBiotech by Progen’s wholly owned subsidiary, PharmaSynth, Medigen claimed that the payment became due. This was disputed by Progen.

Under the settlement deed with Medigen, Progen has agreed to pay Medigen $1.8 million in full and final settlement of this claim.

Key Respondents and ongoing proceedings

The Key Respondents with whom settlement has been agreed are Medigen Biotechnology Corporation, CCH Investment Corporation, Tzu Liang (James) Huang, Chi-Liang Yang, Yung-Fong Lu and Ho-Lung Wu.

The proceedings remain on foot in relation to the other respondents. Progen expects to negotiate a resolution of the proceedings in relation to those parties in the near future.

Chief Executive Officer

The Board also announces that Mr. Justus Homburg will cease employment as Chief Executive Officer of Progen. The Board expresses its gratitude to Mr. Homburg for his contribution to the Company over the past 4 years.

An interim CEO will be appointed shortly and an international search firm will be engaged to identify a suitable permanent replacement.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialisation of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation. Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:	Paul Dixon
Company Secretary
+61 7 3842 3333